Exhibit 99.1

Atento S.A.

Société Anonyme

4 rue Lou Hemmer

L-1748 Luxembourg Findel

RCS Luxembourg B.185.761

May 1, 2019

Dear Shareholder:

You are cordially invited to attend the 2019 Annual General Meeting of Shareholders (the “Annual Meeting”) of Atento S.A. (the “Company”), to be held at 10:00 a.m. Central European Time on May 31, 2019 at the office of Arendt & Medernach SA, 41A avenue JF Kennedy L-2082 Luxembourg. Information concerning the matters to be considered and voted upon at the Annual Meeting is set out in the attached Letter and Proxy Statement.

The Company has fixed the close of business on April 11, 2019 as the record date for the Annual Meeting (the “Record Date”), and only holders of record of shares at such time will be entitled to notice of the Annual Meeting or any adjournment or postponement thereof. Holders of record of our ordinary shares will be entitled to vote at the Annual Meeting or any adjournment or postponement thereof.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares you hold or whether or not you plan to attend the Annual Meeting in person. Accordingly, please authorize a proxy to vote your shares as soon as possible in accordance with the instructions you received. This will not prevent you from voting your shares in person if you subsequently choose to attend the Annual Meeting.

Please note that powers of attorney or proxy cards must be received by the Company or the tabulation agent (Broadridge Financial Solutions, Inc.), no later than 5:00 p.m. Central European Time, on May 28, 2019 in order for such votes to be taken into account.

Thank you for your continued support.

Sincerely,
Carlos López-Abadía

Director

Atento S.A.

Société Anonyme

4 rue Lou Hemmer

L-1748 Luxembourg Findel

RCS Luxembourg B.185.761

Convening Notice to

the Annual General Meeting of Shareholders

to be held on May 31, 2019 at 10:00 a.m. (CET)

at Arendt & Medernach SA, 41A avenue JF Kennedy L-2082 Luxembourg

Dear Shareholders,

The Board of Directors of Atento S.A. (the “Board of Directors”) is pleased to invite you to attend the 2019 Annual General Meeting of Shareholders (the “Annual Meeting”) of Atento S.A. (the “Company”) to be held on May 31, 2019 at 10:00 a.m. (CET) at the office of Arendt & Medernach SA, 41A avenue JF Kennedy L-2082 Luxembourg, with the following agenda:

Agenda of the Annual Meeting

1.	Approval of the report of the Board of Directors in respect of the stand-alone and consolidated annual accounts of the Company as at December 31, 2018;

2.	Approval of the auditor’s report for the stand-alone and consolidated annual accounts of the Company as at December 31, 2018;

3.	Approval of the stand-alone and consolidated annual accounts of the Company as at December 31, 2018;

4.	Allocation of the results for the financial year 2018;

5.	Renewal of the mandate and re-election of the Class II director of the Company for the three year term ending at the Annual General Meeting of Shareholders in 2022;

6.

Ratification of the resignation of Mr. Francisco Tosta Valim as director of the Company and appointment of Mr. Antonio Viana as new Class III director, co-opted by the board of directors on July 26, 2018;

7.

Ratification of the resignations of Ms. Melissa Bethell and Mr. Devin O´Reilly as directors of the Company and appointment of Mr. David Danon and Mr. Charles Megaw as new Class III directors, co-opted by the board of directors on November 6, 2018;

8.

Ratification of the resignation of Ms. Marie Catherine Brunner as director of the Company and appointment of Mr. Vishal Jugdeb as new Class II director, co-opted by the board of directors on January 18, 2019;

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9.

Ratification of the resignation of Mr. Alejandro Reynal as director of the Company as of February 28, 2019 and appointment of Mr. Carlos López-Abadía as new Class II director, co-opted by the board of directors as of January 28, 2019;

10.	Discharge of liabilities granted to the directors of the Company in respect of the financial year 2018;

11.	Renewal of the mandate of the independent auditor of the Company; and

12.

Approval of fees and remuneration of members of the Board of Directors, serving as directors of the Company and members of the Company’s committees, for the financial year ended on December 31, 2018 and for the financial year which will end on December 31, 2019 and related power granted to the Board of Directors to allocate such amounts between the directors of the Company.

The Annual Meeting will validly deliberate on its agenda without any quorum requirement. The resolutions at the Annual Meeting will be adopted by a simple majority of the votes validly cast.

Any shareholder who holds one or more shares(s) of the Company on April 11, 2019 (the “Record Date”) will be admitted to the Annual Meeting and may attend the Annual Meeting in person or vote by proxy. Luxembourg law provides for criminal sanctions applicable to persons voting shares they do not own at the time of the vote, and as such shareholders should not vote their shares at the Annual Meeting if such shares are expected to be transferred between the Record Date and the date of the Annual Meeting.

Please review the procedures for attending the Annual Meeting or to be represented by way of proxy included in the attached Proxy Statement. Copies of the 2018 Management Report, the Company’s stand-alone and consolidated annual accounts for the financial year ended December 31, 2018 and the Auditor’s Report for the financial year ended December 31, 2018 are available at both www.atento.com and www.proxyvote.com. Please note that powers of attorney or proxy cards must be received by the Company or the tabulation agent (Broadridge Financial Solutions, Inc.), no later than 5:00 p.m. (CET), on May 28, 2019 in order for such votes to be taken into account.

Yours faithfully,

The Board of Directors

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ATENTO S.A.

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

MAY 31, 2019

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Atento S.A. (the “Company,” “Atento,” “we” or “us”) for use at the 2019 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held on Friday, May 31, 2019, at 10:00 a.m., Central European Time, at the office of Arendt & Medernach SA, 41A avenue JF Kennedy L-2082 Luxembourg, and any adjournment or postponement thereof. We expect to first make this Proxy Statement available, together with the Company’s stand-alone and consolidated annual accounts for the financial year ended December 31, 2018 and Annual Report on Form 20-F for the year ended December 31, 2018 (the “Annual Report”), to shareholders on or about May 1, 2019.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.

Internet Availability of Annual Meeting Materials

We have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a notice regarding Internet availability of proxy materials to our shareholders of record as of the close of business on April 11, 2019 (the “Record Date”). All shareholders will have the ability to access the proxy materials on the website referred to in the notice or to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the notice. You will not receive a printed copy of the proxy materials unless you request one in the manner set forth in the notice, or unless you are a registered shareholder. This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our proxy materials and to exercise the voting rights attendant to their shares at the Annual Meeting.

We intend to mail the notice on or about May 1, 2019 to all shareholders of record. On that same date, we will also mail a printed copy of this Proxy Statement, the Company’s stand-alone and consolidated annual accounts for the financial year ended, Annual Report and form of proxy to shareholders who had previously requested printed copies and to registered shareholders.

Who May Vote

Only holders of record of our ordinary shares at the close of business on the Record Date will be entitled to notice of the Annual Meeting. Holders of record of our ordinary shares at the close of business on the Record Date will be entitled to vote at the Annual Meeting. On the

Record Date, 74,300,199 ordinary shares were issued and outstanding and entitled to vote at the Annual Meeting and 1,106,158 additional ordinary shares were held as treasury shares . Each ordinary share is entitled to one vote at the Annual Meeting.

What Constitutes a Quorum

No quorum is required for any ordinary resolutions to be considered at the Annual Meeting.

Broker Non-Votes and Abstentions

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.

Under the current New York Stock Exchange rules as applicable to foreign private issuers, your broker will not be able to vote your shares with respect to any of the proposals or other matters considered at the Annual Meeting, in each case unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.

With respect to all of the proposals or other matters considered at the Annual Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal. Abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.

Voting Process and Revocation of Proxies

If you are a shareholder of record, and you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope. Submitting your proxy by mail will not affect your ability to attend the Annual Meeting in-person and vote at the Annual Meeting.

If your shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm. You must follow the instructions of the holder of record in order for your shares to be voted.

The Company will retain an independent tabulator to receive and tabulate the proxies.

If you submit a proxy and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein.

It is not expected that any other matters will be brought before the Annual Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters, to the extent that such discretion is duly provided for by proxy in accordance with Luxembourg law.

A shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by:

•	attending the Annual Meeting and voting in person;

•	delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card, but prior to the date of the Annual Meeting, stating that the proxy is revoked; or

•	signing and delivering a subsequently dated proxy card prior to the vote at the Annual Meeting.

You should send any written notice or new proxy card to Atento S.A., c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. If you are a registered holder you may request a new proxy card by contacting our Investor Relations Department at +55 113 2935 926 or shay.chor@atento.com.

Any shareholder owning shares in street name may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Annual Meeting. Your last vote, prior to or at the Annual Meeting is the vote that will be counted.

Attendance at the Annual Meeting

Only shareholders or their legal proxy holders are invited to attend the Annual Meeting. All shareholders planning to attend the Annual Meeting in person must contact our Investor Relations Department at +55 113 2935 926 or shay.chor@atento.com by May 21, 2019 to reserve a seat. For admission, shareholders should come to the Annual Meeting check-in area no less than 15 minutes before the Annual Meeting is scheduled to begin. To be admitted to the Annual Meeting, you will need a form of photo identification (such as a driver’s license or passport), and if you hold your shares in street name you must also bring valid proof of ownership of your shares on the Record Date or a valid legal proxy from the holder of record. If you are a shareholder of record, you will be admitted to the Annual Meeting only if we are able to verify your shareholder status by checking your name against the list of registered shareholders on the Record Date. If you hold your shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Annual Meeting. Registration will begin at 9:30 a.m. Central European Time, and the Annual Meeting will begin at 10:00 a.m. Central European Time.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Annual Meeting. Attendees may be asked to pass through a security check prior to entering the Annual Meeting.

Members of the Board of Directors will attend the Annual Meeting.

Solicitation of Proxies

We will pay the cost of soliciting proxies for the Annual Meeting. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Letter, and if requested, other proxy materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

PROPOSAL WITH RESPECT TO AGENDA ITEMS NOS. 1, 2 AND 3:

APPROVAL OF MANAGEMENT REPORT, AUDITOR REPORT AND STAND-ALONE AND CONSOLIDATED ANNUAL ACCOUNTS

At the Annual Meeting, management will present the management report of the Board of Directors (the “2018 Management Report”) and the auditor’s report prepared by the Company’s auditors (the “Auditor’s Report”).

Management will then present the stand-alone and consolidated annual accounts of the Company for the financial year ended December 31, 2018. These materials are available on the internet at both www.atento.com and www.proxyvote.com. Following such presentation, the following resolutions will be put before the Annual Meeting for approval:

Resolved: The Annual Meeting, after having reviewed the 2018 Management Report on the stand-alone and consolidated annual accounts of the Company for the financial year ended December 31, 2018, hereby approves the 2018 Management Report.

Resolved: The Annual Meeting, after having reviewed the Auditor’s Report on the stand-alone and consolidated annual accounts of the Company for the financial year ended December 31, 2018, hereby approves the Auditor’s Report.

Resolved: The Annual Meeting, after having reviewed the 2018 Management Report and the Auditor’s Report on the Company’s stand-alone and consolidated annual accounts for the year ended December 31, 2018, hereby approves the stand-alone and consolidated annual accounts of the Company for the financial year ended on December 31, 2018, in their entirety.

Vote Required and Board Recommendation

Approval of these proposals requires the affirmative vote of a simple majority of votes validly cast on such resolution by shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the 2018 Management Report, Auditor’s Report and the Company’s stand-alone and consolidated annual accounts for the financial year ended December 31, 2018.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 4:

APPROVAL OF ALLOCATION OF ANNUAL RESULTS

At the Annual Meeting, management will report that the Company’s operations resulted in a loss of EUR 509,573.17 for the financial year ended December 31, 2018, based on the stand-alone and consolidated annual accounts of the Company as at December 31, 2018. The Annual Meeting will then be asked to approve the following resolution:

Resolved: The Annual Meeting hereby acknowledges the loss for the financial year ended December 31, 2018 and resolves to allocate the loss of EUR 509,573.17 as follows:

Result of the financial year: EUR -509,573.17

Result to be carried forward to the following financial year: EUR -509,573.17

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of allocation of our annual results.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 5:

RENEWAL OF DIRECTOR MANDATES; ELECTION OF DIRECTORS

Board Composition and Election of Directors

Our Board of Directors consists of eight directors. Our articles of association provide that our Board of Directors will consist of not less than three directors and not more than 15 directors.

Our Board of Directors is divided into three classes as described below. Pursuant to our articles of association, our directors are appointed at the Annual General Meeting of Shareholders for a period of up to three years, with each director serving until the third Annual General Meeting of Shareholders following their election. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the Annual General Meeting of Shareholders in the year in which their term expires. Thomas Iannotti and David Garner are serving as Class I directors for a term expiring in 2021. Carlos López-Abadía, Vishal Jugdeb and Stuart Gent are serving as Class II directors for a term expiring at this Annual Meeting. Antonio Viana, David Danon and Charles Megaw are serving as Class III directors for a term expiring in 2020. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

The following table lists each of our directors, their respective ages and positions and the class in which they serve as of the date of this Proxy Statement:

Our current directors are as follows:

Name	Age	Class
Carlos López-Abadía	56	Class II (term expiring at the 2019 Annual Meeting)
Vishal Jugdeb	42	Class II (term expiring at the 2019 Annual Meeting)
Stuart Gent	47	Class II (term expiring at the 2019 Annual Meeting)
Antonio Viana	61	Class III (term expiring at the 2020 Annual Meeting)
David Danon	37	Class III (term expiring at the 2020 Annual Meeting)
Charles Megaw	48	Class III (term expiring at the 2020 Annual Meeting)
Thomas Iannotti	61	Class I (term expiring at the 2021 Annual Meeting)
David Garner	61	Class I (term expiring at the 2021 Annual Meeting)

Set forth below is a brief biography of each of our Class I and Class III directors:

Mr. Viana has served as a member of our board of directors since July 2018. Mr. Viana boasts a long-standing and distinguished career in the telecommunications, technology and investment banking sectors as well as in strategic consultancy. He has been over the years an active investor and advisor in technology companies. Most recently, he held the role of Credit Suisse Senior Advisor for Portugal and from 2011 to 2015, Chief Executive Officer for Spain and Portugal. Before joining Credit Suisse, he spent over a decade in a number of chief executive roles at Telefonica, including CEO of Telefonica International, Telefonica Spain and Chairman and CEO of Telefonica Moviles among others. Prior to this, he spent seven years at Banco Portugues de Investimento (BPI) as an Executive Board member and was a Partner in the Iberia office of McKinsey & Co. He is currently a Non-Executive Board member at Semapa and Jeronimo Martins. Mr. Viana-Baptista holds a degree in Economics and a Master’s in European Economics from Universidad Catolica Portuguesa and an M.B.A. from INSEAD.

Mr. Danon has served as a member of our board of directors since November 2018. Mr. Danon has 13 years of experience in the private equity industry. He is currently a Principal of Bain Capital Private Equity (Europe) LP and a board member of Autodistribution, MSX International and Italmatch. Prior to his position at Bain, Mr. Danon worked as an analyst in Lehman Brother’s Merchant Banking division from 2005 to 2008. Mr. Danon has a Master’s in Business from HEC Paris.

Mr. Megaw has served as a member of our board of directors since November 2018. Mr. Megaw has over 22 years of experience in the business and financial services industry. Mr. Megaw joined Bain Capital in 2007 and is an Operating Partner in the London office. Prior to joining Bain Capital, Mr. Megaw was a Partner at Bain & Company where he worked in a variety of industries. He is currently a member of the Board of Directors of MSX International. Mr. Megaw holds an MA and PhD from the University of Cambridge in the United Kingdom.

Mr. Iannotti has served as a member of our board of directors since November 2014. Mr. Iannotti has extensive international experience, including direct leadership of HP’s services business in Latin America. Prior to his retirement in 2011, Mr. Iannotti served as Senior Vice

President and General Manager of HP Enterprise Services which provides applications, business process and infrastructure technology outsourcing services, consulting and support to business and government clients around the world. During his last two roles at HP, he was directly responsible for, and had significant exposure to, Latin America, focused on Brazil, Argentina, Chile, Columbia and Costa Rica. Earlier in his career, Mr. Iannotti served as the Vice President and General Manager of Customer Service for the EMEA region at Compaq Computers. Mr. Iannotti holds a Bachelor of Arts degree from Rhode Island College. He also pursued a management development program from Harvard Business School in 1993. We believe Mr. Iannotti’s qualifications to serve on our board of directors include his extensive experience in the information technology industry and his deep knowledge of Latin America´s environment.

Mr. Garner has served as a member of our board of directors since August 2016. Mr. Garner has over 30 years of experience in Customer Relationship Management companies. He is currently a member of the board of directors of National Directory Assistance, LLC. Mr. Garner was the executive Chairman and a member of the board of directors of BellSystem24 from 2013 until March 2016. Prior to that, he served as Chief Executive Officer of Sitel Worldwide from 2003 to October 2011 and as Chairman of the board from 2010 through October 2013. Prior to that, Mr. Garner was President and Chief Executive Officer of SHPS, Inc., from 1998 to 2003. Mr. Garner has a B.A. in Technical Communications from Louisiana Tech University.

Class II Director Nominees for Election at the Annual Meeting

Set forth below is a brief biography of each of our Class II directors being nominated for re-election at the Annual Meeting:

Mr. López-Abadía has served as a member of our board of directors since January 2019. Mr. López-Abadía joined the Company after a successful 30 year career in the technology and consulting industries. Prior to his appointment as Atento’s Chief Executive Officer, he served as DXC Technology’s Vice President and General Manager Consulting, responsible for digital transformation advisory services, including strategic partnerships in the consulting domain. Previously he served as Vice President Global Services for Misys where he led the transformation of the services and software support business and managed a global service delivery network based in major global financial centers and offshore locations. Prior experience also includes, Managing Partner at Accenture and leadership positions at Level 3, McKinsey&Co and AT&T.

Mr. Gent has served as a member of our board of directors since September 2014. Mr. Gent joined Bain Capital in 2007 and is a Managing Director in the London office. Prior to joining Bain Capital, Mr. Gent was a Managing Director of Avis UK and a member of the Avis Europe Executive Board. Previously, Mr. Gent was a Partner at Bain & Company where he worked in a variety of industries. Mr. Gent received a BSc from Bristol University in England. Mr. Gent is currently on the Board of Directors of WorldPay, Brakes Bros and EWOS. We believe Mr. Gent’s qualifications to serve on our board of directors include his extensive experience in the business and financial services industry, strategic development, financial reporting and his knowledge gained from service on the boards of various other companies.

Mr. Jugdeb has served as a member of our board of directors since October 2015. Mr. Jugdeb is a Corporate Manager of Bain Capital, LLC, Luxembourg, which he joined in 2014. Prior to that, he served as Senior Manager at Alter Domus Luxembourg S.à r.l., a provider of corporate and management services. Mr. Jugdeb has over 15 years of experience in the financial services industry and currently acts as a board member on the holding companies of various Bain Capital investments such as Apple Leisure, Bravida, Edcon, Ideal Standard, and Ibstock. Mr. Jugdeb is a Chartered Certified Accountant and Fellow of the Association of Chartered Certified Accountants. He is also an Associate Member of the Society of Trust and Estate Practitioners.

Our Board of Directors has no reason to believe that any of the nominees listed above would be unable to serve as a director of the Company. Unless contrary instructions are provided on your proxy card, the persons named as proxies will vote your shares “FOR” the election of Carlos López-Abadía, Vishal Jugdeb and Stuart Gent, as Class II directors.

At the Annual Meeting, the shareholders will be asked to approve the following resolutions:

Resolved: The Annual Meeting hereby approves the renewal of the mandate and re-appointment of Carlos López-Abadía as Class II director of the Company for a term ending at the Annual General Meeting of Shareholders in 2022.

Resolved: The Annual Meeting hereby approves the renewal of the mandate and re-appointment of Stuart Gent as Class II director of the Company for a term ending at the Annual General Meeting of Shareholders in 2022.

Resolved: The Annual Meeting hereby approves the renewal of the mandate and re-appointment of Vishal Jugdeb as Class II director of the Company for a term ending at the Annual General Meeting of Shareholders in 2022.

Vote Required and Board Recommendation

The renewal of the mandate and re-election of each nominee for Class II director requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the renewal of the mandates and re-election of the three Class II directors named above to terms that run until the 2022 Annual General Meeting of Shareholders.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 6, 7, 8 AND 9:

RESIGNATION AND APPOINTMENT (RATIFICATION) OF DIRECTORS

At the Annual Meeting, the shareholders will be asked to ratify (a) the resignation of Mr. Francisco Tosta Valim as director of the Company and appointment of Mr. Antonio Viana as new Class III director, co-opted by the board of directors on July 26, 2018; (b) the resignations of Ms. Melissa Bethell and Devin O´Reilly as directors of the Company and appointment of Mr. David Danon and Charles Megaw as new Class III directors, co-opted by the board of directors on November 6, 2018; (c) the resignation of Ms. Marie Catherine Brunner as director of the Company and appointment of Mr. Vishal Jugdeb as new Class II director, co-opted by the board of directors on January 18, 2019 and (d) the resignation of Mr. Alejandro Reynal as director of the Company as of February 28, 2019 and appointment of Mr. Carlos López-Abadía as new Class II director, co-opted by the board of directors as of January 28, 2019. The Annual Meeting will then be asked to approve the following resolutions:

Resolved: The Annual Meeting hereby ratify the resignation of Mr. Francisco Tosta Valim as director of the Company and appointment of Mr. Antonio Viana as new Class III director, co-opted by the board of directors on July 26, 2018.

Resolved: The Annual Meeting hereby ratify the resignation of Ms. Melissa Bethell and Devin O´Reilly as directors of the Company and appointment of Mr. David Danon and Charles Megaw as new Class III directors, co-opted by the board of directors on November 6, 2018.

Resolved: The Annual Meeting hereby ratify the resignation of Ms. Marie Catherine Brunner as director of the Company and appointment of Mr. Vishal Jugdeb, co-opted by the board of directors on January 18, 2019.

Resolved: The Annual Meeting hereby ratify the resignation of Mr. Alejandro Reynal as director of the Company as of February 28, 2019 and appointment of Mr. Carlos López-Abadía as new Class II director, co-opted by the board of directors as of January 28, 2019

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the ratification of the resignation and appointment of the directors mentioned above.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 10:

APPROVAL OF DISCHARGE TO DIRECTORS FOR PERFORMANCE

Under Luxembourg law, the shareholders are asked to vote on the discharge of the directors with respect to the performance of their duties during the completed fiscal year. At the Annual Meeting, the shareholders will be asked to approve the following resolution with respect to the discharge of our directors who served during the year ended December 31, 2018:

Resolved: The Annual Meeting hereby grants discharge (quitus) to the members of the Board of Directors who were in office during the financial year ended December 31, 2018 for the proper performance of their duties.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of discharge to the members of the Board of Directors.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 11:

APPROVAL OF RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed Ernst & Young, a société anonyme, as our independent registered public accounting firm and approved independent auditor (réviseurs d’entreprises agréés) to perform the audit of our financial statements for our year ending December 31, 2018.

For fees rendered by the various member firms of the Ernst & Young international organization to the Company for audit, audit- related, tax and other services in 2018 and 2017, please see Item 16C. “Principal Accountant Fees and Services” in our Annual Report on Form 20-F.

At the Annual Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Annual Meeting hereby approves the re-appointment of Ernst & Young, a société anonyme, as the independent registered public accounting firm and approved independent auditor (réviseurs d’ntreprises agréés) of the Company for a term ending at the Annual General Meeting of Shareholders held in 2020.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the re-appointment of Ernst & Young, a société anonyme, as the independent registered public accounting firm and as approved independent auditor (réviseurs d’entreprises agréés) for a term ending at the Annual General Meeting of Shareholders held in 2020.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 12:

APPROVAL OF DIRECTOR REMUNERATION AND ALLOCATION

We currently provide non-executive members of the Board of Directors with remuneration for their service on the Board of Directors and any committees of the Board. The Company has established a Compensation Committee that is responsible for the administration of the compensation policies, plans and programs in alignment with the Company’s compensation strategy. The aggregated annual total remuneration received by all non-executive members of the Board Directors for the year ended December 31, 2018 was cash of approximately $228,849 and the aggregated annual total remuneration that will be received by all non-executive members of the Board Directors for the year ending December 31, 2019 will be cash of approximately $304,000, plus any equity compensation granted pursuant to the Company’s 2014 Omnibus Incentive Plan or subsequent incentive plans as may be disclosed from time to time in the Company’s Annual Report on Form 20-F and its other filings with the SEC or at the Annual General Meeting (together, the “Remuneration”).

At the Annual Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Annual Meeting hereby approves the Remuneration with respect to the directors of the Company for 2018 and 2019, and the power granted to the Board of Directors to allocate such amounts between the directors of the Company.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of director remuneration and allocation for 2018 and 2019.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company’s directors, including the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board of Directors by writing them as follows:

Atento S.A.

4 rue Lou Hemmer

L-1748 Luxembourg Findel

Grand-Duchy of Luxembourg

Attn: Legal and Regulatory Compliance Director

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Legal and Regulatory Compliance Director and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.

PROPOSALS OF SHAREHOLDERS

We currently intend to hold our 2020 Annual General Meeting of Shareholders in May 2020. Shareholders who intend to have a proposal considered for presentation at the 2020 Annual General Meeting of Shareholders must comply with other applicable requirements contained in Article 10 of our articles of association. We reserve the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

OTHER MATTERS

Our Board of Directors has no knowledge of any other matters to be presented at the Annual Meeting other than those described herein. If any other business properly comes before the shareholders at the Annual Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion, to the extent that such discretion is duly provided for by proxy in accordance with Luxembourg law.

Important Notice Regarding the Availability of Proxy Materials for the Shareholders’ Meetings to be Held on May 31, 2019

The Notice, Proxy Statement and the Annual Report are available at both www.atento.com and www.proxyvote.com.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

With respect to all of the proposals and matters considered at the Annual Meeting, shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.

If you wish to attend the Annual Meeting in person, you must reserve your seat by May 21, 2019 by contacting our Investor Relations Department at +55 113 2935 926 or shay.chor@atento.com. Additional details regarding requirements for admission to the Annual Meeting are described in the attached proxy statement under the heading “Attendance at the Annual Meeting”

If you are a shareholder of record as of the Record Date, you will be admitted to the Annual Meeting upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the Annual Meeting upon presenting a form of photo identification and proof of share ownership as of the Record Date or a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date are examples of proof of share ownership for this purpose.

If you are a holder of ordinary shares you will be entitled to vote at the Annual Meeting or any adjournment or postponement thereof.

Regardless of whether or not you plan to attend the Annual Meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Annual Meeting. Any shareholder that decides to attend the Annual Meeting in person may, if so desired, revoke the prior proxy by voting such person’s ordinary shares at the Annual Meeting.

Luxembourg

May 1, 2019